Exhibit12.1

Compass Minerals International, Inc.
Computation of Ratios of Earnings to Fixed Charges
(in millions)
Year ended December 31,	2013		2012		2011
Earnings:
Net earnings before income taxes	$174.1		$111.3		$197.3
Less: capitalized interest	(0.6)		(1.4)		(0.8)
Plus: fixed charges	21.1		22.2		25.0
	$194.6		$132.1		$221.5

Fixed Charges:
Interest charges	$17.9		$18.2		$21.0
Capitalized interest	0.6		1.4		0.8
Plus interest factor in operating rent expense	2.6		2.6		3.2
	$21.1		$22.2		$25.0

Ratio of earnings to fixed charges	9.22	x	5.95	x	8.86	x